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
                              SECURITIES AND EXCHANGE COMMISSION                                        --------------------------
                                    WASHINGTON, D.C. 20549                                                    OMB Approval
                                         FORM N-17f-2                                                   --------------------------
                                                                                                        OMB Number:      3235-0360
                       Certificate of Accounting of Securities and Similar                              Expires:     July 31, 1994
                                 Investment in the Custody of                                           Estimated average burden
                                Management Investment Companies                                         hours per response... 0.05

                           Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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1. Investment Company Act File Number:                                       Date examination completed

       811-06526                                                               November 30, 2006
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2. State identification Number:  DE
   ----------------------------------------------------------------------------------------------------------------------------
     AL                  AK                  AZ                  AR                  CA                  CO
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     CT                  DE                  DC                  FL                  GA                  HI
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     ID                  IL                  IN                  IA                  KS                  KY
   ----------------------------------------------------------------------------------------------------------------------------
     LA                  ME                  MD                  MA                  MI                  MN
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     MS                  MO                  MT                  NE                  NV                  NH
   ----------------------------------------------------------------------------------------------------------------------------
     NJ                  NM                  NY                  NC                  ND                  OH
   ----------------------------------------------------------------------------------------------------------------------------
     OK                  OR                  PA                  RI                  SC                  SD
   ----------------------------------------------------------------------------------------------------------------------------
     TN                  TX                  UT                  VT                  VA                  WA
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     WV                  WI                  WY                  PUERTO RICO
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     Other (specify):
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3. Exact name of investment company as specified in representation statement:

      Coventry Group
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4. Address of principal executive office (number, street, city, state, zip code):

      3435 Stelzer Road, Columbus, Ohio 43219
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

        MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS
                         INVESTMENT COMPANY ACT OF 1940

January 24, 2007

We, as members of management of the Boston Balanced Fund, the Boston Equity
Fund, the Boston Small Cap Fund, the Walden Social Balanced Fund, and the Walden
Social Equity Fund of The Coventry Group (the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the
Investment Company Act of 1940. We also are responsible for establishing and maintaining effective internal control over compliance with those requirements.
We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of November 30, 2006, and from March
31, 2006 (the date of the last examination) through November 30, 2006.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company
Act of 1940 as of November 30, 2006, and from March 31, 2006 (the date of the last examination) through November 30, 2006, with respect to securities and similar investments reflected in the investment accounts of the Funds.



   /s/ Linda A. Durkin
-------------------------
Linda A. Durkin
Treasurer




            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees of
The Boston Trust Funds of the Coventry Group

We have examined management's assertion, included in the accompanying "Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940," that the Boston Balanced Fund, the Boston Equity Fund, the Boston Small Cap Fund, the Walden Social Balanced Fund, and the Walden Social Equity Fund of The Coventry Group (the "Funds"), complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 (the Act) as of November 30, 2006. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of November 30, 2006, and with respect to agreement of security and similar investments purchases and sales, for the period from March 31, 2006 through November 30, 2006:

o Confirmation of all securities and similar investments held by Bank of New York in book entry form, without prior notice to management;

o Confirmation of all securities and similar investments hypothecated, pledged, placed in escrow or out of transfer with brokers, pledges and/or transfer agents;

o Reconciliation of all such securities to the books and records of the Funds and the Custodian, Boston Trust & Investment Management Company; and

o Agreement of one security or investment purchase and one security or investment sale or maturity for each fund since our last examination from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of November 30, 2006, with respect to securities and similar investments reflected in the investment accounts of the Funds, is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Trustees and management of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

                                                /s/ERNST & YOUNG LLP

Columbus, Ohio
January24, 2007